FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934


                          For the month of March, 2006

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                      Form 20-F  X     Form 40-F
                               -----            -----

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )

                             Yes         No   X
                                 -----      -----

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )

                                      N/A

                       Huaneng Power International, Inc.
                     West Wing, Building C, Tianyin Mansion
                           No. 2C Fuxingmennan Street
                                Xicheng District
                              Beijing, 100031 PRC



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This Form 6-K consists of:

The announcement on resolutions passed at the Fourth Meeting of the Fifth Session of the Board of Huaneng Power International, Inc. (the "Registrant"), made by the Registrant in English on March 8, 2006.

                                   SIGNATURE





         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.



                          HUANENG POWER INTERNATIONAL, INC.



                          By  /s/ Huang Long
                              --------------




                          Name:    Huang Long

                          Title:   Company Secretary



Date:    March 8, 2006

                               [GRAPHIC OMITTED]
    (a Sino-foreign joint stock limited company incorporated in the People's
                              Republic of China)

                               (Stock Code: 902)

                        OVERSEAS REGULATORY ANNOUNCEMENT

                             RESOLUTIONS PASSED AT
                    THE FOURTH MEETING OF THE FIFTH SESSION
                           OF THE BOARD OF DIRECTORS

This announcement is made by Huaneng Power International, Inc. (the "Company") pursuant to Rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

On 7th March 2006, the Board of Directors ("the Board") of the Company convened the fourth meeting of the Fifth Session of the Board at the Company's head office. 15 Directors were eligible to attend the meeting. The attendants of the meeting included 15 Directors, either in person or by proxy, the Supervisor, the Secretary of the Board of the Company and other senior management of the Company. The convening of this meeting has complied with the Companies Law of the People's Republic of China and the articles of association of the Company. Mr. Li Xiaopeng, Chairman of the Company, presided over the meeting. The following resolutions were considered and unanimously approved at the meeting:-

1.    Proposal to elect Vice Chairman of the Board of the Company

      - It was resolved to elect Mr. Huang Long as Vice Chairman of the Fifth Session of the Board of the Company.

      - It was resolved to accept the resignation of Mr. Wang Xiaosong as Director and Vice Chairman of the Company.

2.    Proposal to appoint President of the Company

      - It was resolved to appoint Mr. Na Xizhi as President of the Company and that Mr. Na Xizhi will no longer act as Vice President of the Company.

      - It was resolved to accept the resignation of Mr. Huang Yongda as President of the Company.

3.    Proposal to appoint Vice Presidents and Chief Accountant of the Company

      - It was resolved to appoint Mr. Qu Xiaojun, Mr. Huang Jian, Ms. Lu Dan and Mr. Fan Xiaxia as Vice Presidents of the Company, and to appoint Ms. Zhou Hui as Chief Accountant of the Company.

      - It was resolved to accept the resignation of Mr. Zhang Hong, Mr. Huang Long and Mr. Li Shiqi as Vice Presidents of the Company, and that Mr. Huang Jian will no longer act as Chief Accountant of the Company.

4.    Proposal on replacement of Securities Representative

      - It was resolved to appoint Ms. Jia Wenxin as Securities Representative of the Company.

      - It was resolved to accept the resignation of Mr. Gu Biquan as Securities Representative of the Company.

      The Board of the Company is satisfied with the work conducted by Mr. Huang Yongda, Mr. Wang Xiaosong, Mr. Zhang Hong, Mr. Huang Long, Mr. Li Shiqi, Mr. Huang Jian and Mr. Gu Biquan during their terms of office and highly appraised their contributions towards the Company's development over the past years, and the Board extends wholehearted thanks to them.

5. Proposal on the connected transactions with China Huaneng Finance Corporation Limited

      - It was resolved that the Framework Agreement to be entered between the Company and China Huaneng Finance Corporation Limited ("Finance Company") was approved and to authorise Mr. Huang Long (Vice Chairman of the Company) to make amendments to the Framework Agreement in accordance with the actual situation and to sign such agreement after reaching consensus with the Finance Company.

      - It was resolved that the announcement on continuing connected transactions of the Company was approved and to authorise Mr. Huang Long (Vice Chairman of the Company) to make amendments to the announcement on continuing connected transactions in accordance with the actual situation and to carry out appropriate information disclosure.

      - As the deposit arrangements between the Company and the Finance Company are required to be submitted to the shareholders' meeting for approval, the Board of the Company has decided to submit the same to the general meeting to be held later for approval.

                                                          By Order of the Board
                                                               Li Xiaopeng
                                                                 Chairman

As at the date of this announcement, the Board comprises:

Li Xiaopeng                               Qian Zhongwei
(Executive director)                      (Independent non-executive director)
Huang Yongda                              Xia Donglin
(Non-executive director)                  (Independent non-executive director)
Na Xizhi                                  Liu Jipeng
(Executive director)                      (Independent non-executive director)
Huang Long                                Wu Yusheng
(Executive director)                      (Independent non-executive director)
Wu Dawei                                  Yu Ning
(Non-executive director)                  (Independent non-executive director)
Shan Qunying
(Non-executive director)
Ding Shida
(Non-executive director)
Xu Zujian
(Non-executive director)
Liu Shuyuan
(Non-executive director)

Beijing, the PRC
8th March 2006